BB 3/3

03001461

ANNUAL AUDITED REPORT
FORM G-405
PART III

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

RECEIVED FEB 26 2003

FACING PAGE

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

OMB APPROVAL
OMB = 1505-0100
Expires: October 31, 2004

SEC FILE NO.
8-38051

REPORT FOR THE PERIOD BEGINNING 12/29/2001 (MM/DD/YY) AND ENDING 12/27/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

MERRILL LYNCH GOVERNMENT SECURITIES INC. ("MLGSI")

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Merrill Lynch World Headquarters - World Financial Center - North Tower - 250 Vesey Street
(No. and Street)

New York	New York	10281-1308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald C. Han — (201) 671-0347
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

SEC 1410 (11-84)

AKD
3/19/2003

AFFIRMATION

I, Donald C. Han, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and subsidiary (the "Company"), for the year ended December 27, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24, 2003
Date

Vice President - Controller
Title

Subscribed and Sworn to before me
on this 24 day of February 2003

Notary Public

MARY ASCANIO
NOTARY PUBLIC, State of New York
No. 41-4692572
Qualified in Queens County
Commission Expires Aug. 31, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Government Securities Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheet of Merrill Lynch Government Securities Inc. and subsidiary (the "Company") as of December 27, 2002, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. and subsidiary at December 27, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

Deloitte
Touche
Tohmatsu

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 27, 2002
(Dollars in Thousands, Except Per Share Amount)

ASSETS			LIABILITIES AND STOCKHOLDER'S EQUITY		
CASH AND CASH EQUIVALENTS		$ 475,565	LIABILITIES:		
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES OR DEPOSITED WITH CLEARING ORGANIZATIONS		67,712	PAYABLES UNDER REPURCHASE AGREEMENTS		$62,006,953
SECURITIES FINANCING TRANSACTIONS:			TRADING LIABILITIES, AT FAIR VALUE:		
Receivables under resale agreement	50,342,779		U.S. Government and agencies	9,988,910	
Receivables under securities borrowed transactions	12,730,292		Contractual agreements	923,921	
		63,073,071			10,912,831
TRADING ASSETS, AT FAIR VALUE (*includes securities pledged as collateral of $118,712*)			SHORT-TERM PAYABLES TO AFFILIATED COMPANIES		116,816
U.S. Government and agencies	9,028,174				
Mortgage-backed	4,706,344		OTHER PAYABLES:		
Money markets	1,000,377		Brokers and dealers	4,247,925	
Contractual agreements	1,008,484		Interest	93,474	
		15,743,379	Accrued liabilities and other expenses	701,407	
					5,042,806
OTHER RECEIVABLES:			Total		78,079,406
Brokers and dealers	1,358,126				
Interest	98,246				
Affiliates	117,037				
Other	84,190				
		1,657,599	SUBORDINATED BORROWING		1,950,000
OTHER ASSETS:			STOCKHOLDER'S EQUITY:		
Equipment and facilities (net of accumulated depreciation and amortization of $ 30,748)	982		Common stock, $100 par value - 1,000 shares authorized; issued and outstanding	100	
Other	5,094		Paid-in capital	694,100	
		6,076	Retained earnings	299,796	
			Total		993,996
TOTAL ASSETS		$81,023,402	TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$81,023,402

See Notes to Consolidated Balance Sheet.

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 27, 2002
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Merrill Lynch Government Securities Inc. is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.") and is primarily engaged in business as a dealer in U.S. Government, agency and mortgage-backed securities. Through its wholly-owned subsidiary, Merrill Lynch Money Markets Inc., the Company provides a full range of origination, trading, and marketing services for money market instruments, such as commercial paper, bankers acceptances, and certificates of deposit.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of Merrill Lynch Government Securities Inc. and its subsidiary (collectively, the "Company") and are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices. All material intercompany balances have been eliminated.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, the realization of deferred tax assets, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents - Cash equivalents include instruments with an original maturity of 90-days or less.

Fair Value - Substantially all of the Company's financial instruments are carried at fair value or at amounts that approximate fair value. Assets carried at amounts that approximate fair value consist predominantly of short-term financial instruments, which include cash, cash and securities segregated for regulatory purposes or deposited with clearing organizations, most receivables under resale agreements and securities borrowed transactions, and other receivables. Similarly, most payables under repurchase agreements, short-term payables to affiliated companies, subordinated borrowing from ML&Co., and other liabilities are carried at amounts that approximate fair value.

Securities Financing Transactions - The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers (i.e., matched-book), finance firm inventory positions, and obtain securities for settlement.

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. These swaps are accounted for at fair value, with amounts to be paid or received recognized as adjustments to interest expense or revenue (see the Valuation of Derivatives section for additional information on accounting policy for derivatives).

Trading Assets and Liabilities - The Company's trading activities consist primarily of securities trading, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory.

Trading securities are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Changes in fair value (i.e., unrealized gains and losses) are recognized as principal transactions revenue in the current period. Realized gains and losses and any related interest amounts are included in current year earnings.

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time.

Derivatives - A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (e.g. interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (e.g. options to buy or sell securities). Derivatives entered into by the company include options on U.S. Treasury and mortgage-backed securities, interest rate swaps, and forward purchase and sale agreements on To-Be-Announced ("TBA") mortgage securities.

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair value of all derivatives are recorded in trading assets and liabilities on the Consolidated Balance Sheet. Derivative instruments are reported on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable master netting agreement.

Valuation of Derivatives - Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts that would be received from or paid to a third party in settlement of these instruments. These amounts are determined using pricing models based on the present value of estimated future cash flows employing mid-market valuations with appropriate adjustments. These adjustments are integral components of the mark-to-market process and relate to credit quality and concentration, market liquidity, and exposure close-out costs associated with unmatched positions.

Derivatives entered into in a dealing capacity are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in contractual agreements and the change in fair value is reported in current period earnings.

Derivatives entered into in a nondealing capacity are designated, on the date they are entered into, as a hedge of the fair value of a recognized asset or liability. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The risk management objectives and strategies are monitored and managed by the Company in accordance with established ML&Co. risk management policies and procedures that include risk tolerance levels. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

Risk Management of Derivatives - The derivative activity of the Company is subject to the overall risk management policy and procedures of ML&Co. In the course of conducting its business operations, the Company is exposed to a variety of risks. These risks include market, credit, liquidity, process, and other risks that are material and require comprehensive controls and management. (See Note 3 for further information on market and credit risks). The responsibility and accountability for these risks remain primarily with the Company. The ML&Co. risk management group ensures that these risks are properly identified, monitored, and managed. The Company has clearly defined risk tolerance levels that are regularly reviewed by the ML&Co. risk management group to ensure consistency with the Company's business strategy, capital structure, and current and anticipated market conditions.

Brokers and Dealers Receivables and Payables - Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by a seller to the Company by the settlement date ("failed to deliver"), deposits for securities borrowed, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by a purchaser from the Company by the settlement date ("failed to receive"), deposits received for securities loaned, and net payables arising from unsettled trades.

Interest and Other Receivables and Payables - Interest and other receivables include interest receivable on governmental obligations, customer receivables, interest rate swap transactions and receivables from commissions and fees and income taxes. Interest and other payables include interest payable for securities financing transactions, and amounts payable for employee compensation and benefits, and income taxes.

Investment Banking - Underwriting revenues and fees are accrued when services for the transactions are substantially complete. Transaction related expenses are deferred to match revenue recognition.

Commissions and Related Expenses - Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings. Production-related compensation and benefits expense are accrued to match revenue recognition.

Income Taxes - The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the Consolidated Balance Sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions (principally asset and liability reserves) in different years for income tax reporting purposes than for financial reporting purposes.

Equipment and Facilities - Equipment and facilities primarily consist of technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the equipment's estimated useful life, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Maintenance and repair costs are expensed as incurred.

2. RELATED PARTY TRANSACTIONS

The Company participates with affiliated companies in the sales of certain securities to third parties. In addition, the Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements. The charge for these services is based primarily on the volume of transactions processed. The Company also reimburses affiliated companies for various operating expenses paid by such affiliated companies on its behalf.

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. Interest income earned and interest expense charged on these transactions are based on prevailing interest rates during the year. In addition, has subordinated borrowings from ML&Co.

Affiliate-related balances included in the Consolidated Balance Sheet follow:

Assets:	
Receivables under resale agreements	$ 11,196,194
Trading assets	283,766
Other receivables	140,334
	$ 11,620,294
Liabilities:	
Payables under repurchase agreements	$ 21,214,517
Subordinated borrowing from ML&Co.	1,950,000
Other payables	877,622
Short-term payables	116,816
Trading liabilities	86,584
	$ 24,245,539

3. TRADING AND RELATED ACTIVITIES

The Company's trading activities primarily consist of providing securities brokerage, derivatives dealing and financing to clients and affiliates. While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Certain trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures.

Market Risk - Market risk is the potential change in a financial instrument's value caused by fluctuations in interest rates or market prices. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate price movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of risks.

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures, swap contracts or options, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate swap agreements used by the Company include caps and basis swaps. Interest rate caps provide the purchaser with protection against rising interest rates. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates.

Prepayment Risk - Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Credit Risk - The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control the risks associated by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed to receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company uses resale and repurchase agreements to finance securities and bonds borrowed transactions, to facilitate settlement processes, and to meet customer needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies securities, mortgage-backed securities, or money market instruments. When providing collateral for these transactions, the Company delivers its own securities and securities owned by counterparties collateralizing resale agreements and other obligations.

Concentrations of Credit Risk - The Company's exposure to credit risk, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 27, 2002, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from taking trading asset positions in instruments issued by the U.S. Government and its agencies, amounted to $9,075,362. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and bonds borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral at December 27, 2002 totaled $122,471,501.

The Company's most significant industry concentrations are financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives - The Company's trading derivatives consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of accounting loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and, accordingly, do not subject the Company to default risk.

The Company generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalent (master netting agreements) with each of its counterparties, as soon as possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

Securities Financing Transactions - The Company enters into securities financing transactions to finance trading inventory positions, obtain securities for settlement, and meet customer needs.

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 27, 2002, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $121,150,895 including $4,827,154 from affiliates, and the fair value of the portion that has been sold or repledged was $120,674,024 including $20,960,330 with affiliates.

The Company pledges firm-owned assets which are included in trading assets and liabilities to collateralize repurchase agreements and other secured financings. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge as at December 27, 2002, are as follows:

Classification	Carrying value at
U.S. Government and agencies	$ 5,111,820
Mortgage-backed	6,090,718
Money markets	322,012
Total	$ 11,524,550

4. NONTRADING INVESTMENTS

The Company holds a minority interest in a company which provides a co-mingled platform for execution of U.S. government instruments and corporate debt products. The Company's investment amounted to $3,750 which is held at cost and, in the opinion of management, approximates its net realizable value. It is included in Other Assets on the Consolidated Balance Sheet at December 27, 2002.

5. COMMITMENTS AND CONTINGENCIES

Litigation - As of December 27, 2002, ML&Co. and/or certain of its subsidiaries, including the Company, have been named as parties in various actions, some of which involve claims for substantial amounts. Although the Company cannot predict what the eventual loss or range of loss related to such matters will be, the Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company, as set forth in the Consolidated Balance Sheet, but may be material to the Company's operating results for any particular period.

Guarantees - The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying, such as changes in interest rates or the value of a security. Derivatives that meet the FIN 45 definition of guarantees include certain written options. The Company does not monitor whether its clients enter into these derivative contracts for speculative purposes or to protect against changes in an underlying that relates to an asset or liability of the client. Accordingly, the Company has disclosed below information about all written options that can potentially be used by clients to protect against changes in an underlying.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. See Note 1 in the *Derivatives* section for further discussion of risk management of derivatives.

Guarantees under FIN 45 entered into by the Company consist of written put options on U.S. Treasury and mortgage-backed securities. The maximum payout under these options at year-end was $12,259,500; the carrying value at that date was $10,743.

In notional terms, these guarantees expire as follows:

Less than 1 year	$ 7,122,500
1-3 years	932,000
4-5 years	3,905,000
over 5 years	300,000
Total	$ 12,259,500

In addition to the guarantees described above, the Company also provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

Other Commitments - In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 27, 2002, would not have a material effect on the Consolidated Balance Sheet of the Company.

In connection with its financing activities, the Company had commitments to enter into resale and repurchase agreements at December 27, 2002. The amounts at December 27, 2002 were $6,950,000 and $5,787,278, respectively.

The Company obtains standby letters of credit from issuing banks to satisfy various collateral requirements in lieu of the Company depositing collateral of securities or cash. Letters of credit aggregated $35,600 at December 27, 2002.

6. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit and incentive plans sponsored by ML&Co.

The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements.

7. SUBORDINATED BORROWING

At December 27, 2002, the Company's subordinated borrowing amounts outstanding and available with ML&Co. totaled $1,950,000 and $2,650,000, respectively. The subordinated borrowing agreement matures on October 15, 2005. This borrowing is approved for regulatory capital purposes and accrues interest based on the 30-day commercial paper rate.

8. INCOME TAXES

At December 27, 2002, the Company had a current net tax payable of $11,101 to ML&Co. and deferred tax assets of $9,361 and deferred tax liabilities of $1,721. No valuation allowance is required.

9. REGULATORY REQUIREMENTS

As a primary U.S. Government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934 (the "Rule"). The Rule provides that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. At December 27, 2002, the Company's liquid capital, total haircuts, and ratio of liquid capital to total haircuts were $2,436,329, $861,949, and 2.8 to 1, respectively.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

Merrill Lynch Government Securities Inc.
Merrill Lynch World Headquarters - North Tower
World Financial Center
New York, New York 10281 - 1308

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Merrill Lynch Government Securities Inc. and subsidiary (the "Company") for the year ended December 27, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 27, 2002, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP